Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the fiscal years ended December 31, 2016, January 2, 2016, January 3, 2015,

December 28, 2013 and December 29, 2012 and the nine months ended September 30, 2017

(Millions of Dollars)

	Nine Months Ended September 30,	Fiscal Year
	2017	2016	2015	2014	2013	2012
Earnings from continuing operations before income taxes and non-controlling interest	$1,184.3	$1,226.1	$1,150.8	$1,084.8	$587.6	$533.1
Add:
Interest expense	164.5	194.5	180.4	177.2	160.1	144.0
Portion of rents representative of interest factor	10.9	12.6	12.0	13.6	14.6	14.4

Income as adjusted	1,359.7	$1,433.2	$1,343.2	$1,275.6	$762.3	$691.5
Fixed charges:
Interest expense	164.5	$194.5	$180.4	$177.2	$160.1	$144.0
Portion of rents representative of interest factor	10.9	12.6	12.0	13.6	14.6	14.4

Fixed charges	175.4	$207.1	$192.4	$190.8	$174.7	$158.4

Ratio of earnings to fixed charges	7.8	6.9	7.0	6.7	4.4	4.4